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Total and Indonesia sign a Memorandum of Understanding on CO2 capture and storage
Paris, December 17, 2007 — Total announces the signature of a Memorandum of Understanding between Total E&P Indonesia and the Indonesian Ministry of Energy and Mineral Resources, on the sidelines of the UN Climate Change Conference.
Under this agreement the Indonesia’s Agency of Research and Development for Energy and Mineral Resources will be allowed to access to important data from Total’s pilot project which is being implemented near Lacq in the South West of France. This project, one of the first in the world to include the whole chain from combustion to CO2 geological storage, is primarily intended to prove the technical feasibility of an integrated carbon capture and storage scheme. It should enable Total to contribute to the fight against global warming, and provide an efficient solution to help limiting the footprint of Total’s activities in Exploration and Production, Refining and Chemicals.
Indonesia will thereby be able to develop its technical and economical understanding of such a CO2 storage scheme, especially concerning the geological aspects. In turn, this may assist the Indonesian Government to establish an appropriate regulatory framework for similar projects that may be proposed in Indonesia.
By this agreement Total and Indonesia reinforce their commitment to fight climate change.
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Present in Indonesia since 1968, Total is the country’s leading gas producer. Production has grown steadily since 1999, and the Group operates nearly 2.6 billion cubic feet per day of gas production from the Mahakam block. Output should be maintained at this level at least through the early years of the next decade particularly thanks to Sisi-Nubi’s production. The Mahakam block is also one of the country’s top-tier oil and condensate producer, with output of nearly 90,000 barrels per day. Total’s operated production in Indonesia supplies the domestic market and approximately 80% of the feed gas for the Bontang liquefaction plant, one of the largest worldwide with a capacity of more than 22 Mt/y, for exports to Japan, Korea and Taiwan, providing to these countries a source of energy more environment friendly than oil or coal.
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com